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Pricing Supplement dated August 5, 1999                           Rule 424(b)(3)
(To Prospectus dated September 3, 1998 and                    File No. 333-60913
Prospectus Supplement dated September 3, 1998)

                        TOYOTA MOTOR CREDIT CORPORATION

                        Medium-Term Note - Floating Rate
________________________________________________________________________________

Principal Amount:  $25,000,000            Trade Date: August 5, 1999
Issue Price:  100%                        Original Issue Date: August 20, 1999
Initial Interest Rate:  See "Additional   Net Proceeds to Issuer: $25,000,000
                 Terms of the Notes       Principal's Discount
Interest Payment Period: Quarterly through      or Commission: 0.0%
    August 20, 2001; annually thereafter
Stated Maturity Date: August 20, 2007

________________________________________________________________________________

Calculation Agent:  Bankers Trust Company
Interest Calculation:
     [ ]  Regular Floating Rate Note        [X]  Floating Rate/Fixed Rate Note
     [ ]  Inverse Floating Rate Note              (Fixed Rate Commencement
            (Fixed Interest Rate):                 Date): August 20, 2001
     [ ]  Other Floating Rate Note                (Fixed Interest Rate): 7.0%
            (see attached)

   Interest Rate Basis: [ ]  CD Rate [ ] Commercial Paper Rate [ ] Prime Rate
            [ ]  Eleventh District Cost of Funds Rate     [ ]  Federal
            Funds Rate [X]  LIBOR     [ ]  Treasury Rate  [ ]  Other (see
            attached)
              If LIBOR, Designated LIBOR Page:  [ ]  Reuters Page:
                                                [x]  Telerate Page: 3750

   Initial Interest Reset Date: November 20, 1999     Spread (+/-): +0.92%
   Interest Rate Reset Period: Quarterly              Spread Multiplier: N/A
      through August 20, 2001
   Interest Reset Dates: November 20, February 20,    Maximum Interest Rate: N/A
      May 20 and August 20, commencing November 20,
      1999 to and including August 20, 2001
   Interest Payment Dates: November 20, February 20,  Minimum Interest Rate: N/A
       May 20 and August 20, commencing               Index Maturity: 3 month
       November 20, 1999 to and including August 20,  Index Currency: U.S.
       2001; thereafter each August 20 until Maturity               dollars

Day Count Convention:
     [X]  30/360 for the period from     8/20/2001 to 8/20/2007
     [X]  Actual/360 for the period from 8/20/1999 to but excluding 8/20/2001
     [ ]  Other (see attached)                        to

Redemption:
     [ ]  The Notes cannot be redeemed prior to the Stated Maturity Date.
     [X] The Notes may be redeemed prior to Stated Maturity Date as set forth under "Additional Terms of the Notes - Redemption".
          Initial Redemption Date: August 20, 2001
          Initial Redemption Percentage:    100%
          Annual Redemption Percentage Reduction: N/A

Repayment:
     [x]  The Notes cannot be repaid prior to the Stated Maturity Date.
     [ ] The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.
          Optional Repayment Date(s):
          Repayment Price:     %

Currency:
      Specified Currency:  U.S. dollars
          (If other than U.S. dollars, see attached)
      Minimum Denominations:
          (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:  [ ]  Yes     [x] No
      Total Amount of OID:
      Yield to Maturity:
      Initial Accrual Period:

Form:  [x] Book-entry            [ ] Certificated
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                          Deutsche Banc Alex. Brown

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                       Additional Terms of the Notes

     The Initial Interest Rate for The Medium-Term Notes offered by this pricing supplement will be equal to LIBOR determined on August 18, 1999 plus 0.92%.

Redemption

     The Notes are subject to redemption by TMCC, in whole but not in part, only on the Initial Redemption Date stated above, subject to not less than 30 nor more than 60 days' prior notice.

Plan of Distribution

     Under the terms of and subject to the conditions of an Appointment Agreement dated as of August 5, 1999 (the "Agreement"), between TMCC and Deutsche Bank Securities Inc. ("Deutsche Bank"), Deutsche Bank, acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at 100.00% of their principal amount. Deutsche Bank may resell the Notes to one or more investors or to one or more broker-dealers (acting as principal for the purposes of resale) at varying prices related to prevailing market prices at the time of resale, as determined by Deutsche Bank.

     Under the terms and conditions of the Agreement, Deutsche Bank is committed to take and pay for all of the Notes offered hereby if any are taken.

     Affiliates of Deutsche Bank have in the past and may in the future engage in general financing and banking transactions with TMCC and its affiliates.

Certain U.S. Tax Considerations

          The following is a summary of certain U.S. federal income tax consequences of ownership of the Notes. The summary concerns U.S. Holders (as defined in the Prospectus Supplement) who hold the Notes as capital assets and does not deal with special classes of holders such as dealers in securities or currencies, persons who hold the Notes as a hedge against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, or U.
S. Holders whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash. The discussion below is based upon the Internal Revenue Code of 1986, as amended, and final, temporary and proposed United States Treasury Regulations. Persons considering the purchase of the Notes should consult with and rely solely upon their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences arising under the laws of any other domestic or foreign taxing jurisdiction.

          Certain other tax consequences of ownership of the Notes are discussed in the accompanying Prospectus Supplement under the caption "United States Taxation". Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces such

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discussion under the caption "United States Taxation" in the Prospectus
Supplement.

          U.S. Holders. The Notes provide for a floating rate of interest set at a variable rate based on LIBOR until August 20, 2001 and then bear interest at a fixed rate of 7.0% until the Stated Maturity Date. However, TMCC may redeem the Notes on August 20, 2001. The general rule under the regulations regarding the determination of OID on a debt obligation is that in determining the yield and maturity of a debt instrument that provides an issuer with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that if exercised require payments to be made on the debt instrument under an alternative schedule, the issuer will be deemed to exercise such option or combinations of options in a manner that minimizes the yield on the debt instrument. Under the foregoing rules, the Notes are treated as if they will be redeemed by TMCC on the Initial Redemption Date, August 20, 2001.

          The stated interest on the Notes, set at LIBOR plus 0.92%, is deemed to be a qualified floating rate for federal income tax purposes, and all stated interest is qualified stated interest. Thus, the amount payable with respect to a Note at the Floating Interest Rate should be includible in income by a U.S. Holder as ordinary interest at the time the interest payments are accrued or are received in accordance with such U.S. Holder's regular method of accounting for tax purposes.

          If contrary to the presumption in the regulations, TMCC does not redeem the Notes on the Initial Redemption Date, then solely for the purposes of accruing OID, the Notes will be treated as having been reissued at their face amount as of such date bearing a new fixed interest rate of 7.0%.